FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. CoreTech, a Subsidiary of Magic Software Acquires Assets of IT Services Company

PRESS RELEASE

CoreTech, a Subsidiary of Magic Software Acquires Assets of IT Services Company

Or-Yehuda, Israel, February 4, 2010 – CoreTech, a subsidiary of Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of application platforms and business and process integration solutions, has today acquired the assets of a US-based IT Services company for up to $11.8 million to be paid over the next three years.

The acquired business provides a comprehensive range of consulting and staffing services for Telecom, Network Communications and the IT industry and serves some of the world’s leading telecom and technology corporations. The business employs 250 persons with offices nationwide.

Guy Bernstein, Chairman for Magic Software commented, “The acquisition of these assets will enable CoreTech and Magic Software to expand their US market presence and leverage on its relationship with top tier customers".

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About CoreTech Consulting Group LLC (CoreTech)
CoreTech, a subsidiary of Magic Software Enterprises, is a provider of quality IT staffing, consulting and project solutions. CoreTech's philosophy is to provide valuable services to companies by helping them leverage technology to enhance business processes. This is achieved by delivering high impact, high value staffing solutions and innovative strategies that bridge the gap between business and technology. For more information about CoreTech, visit www.coretech.com.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of multiple-mode application platform solutions – including Full Client, Rich Internet Applications (RIA), Mobile or Software-as-a-Service (SaaS) modes - and business and process integration solutions. Magic Software has 10 offices worldwide and a presence in over 50 countries with a global network of ISV’s, system integrators, value-added distributors and resellers and consulting and OEM partners. The company’s award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities.  Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software and its products and services, visit www.magicsoftware.com, and for more about our industry related news, business issues and trends, read the Magic Software Blog.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, the integration of the newly acquired IT services assets and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. All other trademarks are the trademarks of their respective owners.

Company contact:

Amit Birk, VP M&A and General Counsel

Magic Software Enterprises Ltd.
Tel. +972 (0)3 538 9284
ir@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 04, 2010	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 CoreTech, a Subsidiary of Magic Software Acquires Assets of IT Services Company

Exhibit 10.1